GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

jesdorn@gibsondunn.com

January 14, 2010

Direct Dial	Client Matter No.
212-351-3851	04950-00006

Fax No.

212-351-5276

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel

Re:	Associated Materials, LLC and Co-registrants
Listed on Registration Statement’s Facing Page
Pre-effective Amendment 1 to Registration Statement on Form S-4
Filed January 6, 2010
File No. 333-163382

Dear Ms. Long and Mr. Kelly:

Reference is made to your letter, dated January 12, 2010 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, concerning Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-163382) filed by Associated Materials, LLC (“Associated Materials”), Associated Materials Finance, Inc. (“Associated Finance”) and the subsidiary guarantors (collectively, the “Registrants”) on January 6, 2010 (as amended, the “Registration Statement”). On behalf of the Registrants we hereby submit the Registrants’ written response to the Comment Letter.

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 14, 2010

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.

General

1.	Refer to prior comment 2. You must include in your letter all the representations from the Morgan Stanley, Exxon Capital, and Shearman letters. Please revise.

The Registrants will submit a revised version of the supplemental letter via electronic submission today.

Annual Incentive Bonus, page 81

2.	Refer to prior comment 15. Disclose actual EBITDA for 2008 and 2007.

In response to the Staff’s comment, pages 81 and 82 of the Registration Statement have been revised to disclose actual EBITDA (as defined under the heading “—Objectives of the Company’s Executive Compensation Program” on page 80 of the Registration Statement) for 2008 and 2007.

    *    *    *    *    *

Ms. Pamela A. Long and Mr. Edward M. Kelly

January 14, 2010

Please do not hesitate to contact me at 212-351-3851 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Joerg H. Esdorn
Joerg H. Esdorn

cc:	Stephen E. Graham
Associated Materials, LLC